UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 23, 2020

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

132 East 43rd Street, Suite 441
New York, New York 10017
(Full mailing address of principal executive offices)

(718) 384-0678
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 1.	Fundamental Changes

Investment in TIC Interest

On June 23, 2020, HNR Easthampton One LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P, our operating partnership, purchased a 13.548% tenancy in common interest in real property located in Easthampton, Massachusetts (the “Property”), through its wholly owned special purpose subsidiary, CPI East Hampton III, LLC (“CPI East Hampton III”), pursuant to a tenancy in common agreement (the “TIC Agreement”), for an aggregate investment amount of $250,000. The Property consists of an 8,775 square foot commercial building, located on 1.54 acres of land. The Property was purchased subject to a lease with CVS, Inc. for usage of the property as a CVS Pharmacy (the “Lease”). The annual rental income on the Lease is $314,089, subject to two rent escalations. The Lease expires on January 31, 2033, subject to two five-year renewal options, subject to two rental escalations. The total purchase price of the Property was $5,340,000.

The Property is subject to a mortgage made by Centreville Bank, as mortgagee (the “Mortgagee”). CPI East Hampton III, along with the other tenants-in-common, are parties to a loan agreement (the “Loan Agreement”), with the Mortgagee, and the parties granted a mortgage note (the “Note”) to the Mortgagee in the total aggregate principal amount of $3,740,000, which matures on June 20, 2030, and bears interest at a rate of the applicable LIBOR rate plus 1.80%. The Mortgagee’s recourse for the enforcement and collection of the obligations under the Note is limited to CPI East Hampton III and its assets, and other payors of the Note that are unrelated to HappyNest REIT, Inc. (the “Company”), jointly and severally, and does not directly expose the Company or any of its direct or indirect subsidiaries (other than CPI East Hampton III) to this liability of CPI East Hampton III.

HappyNest Holdings LLC, our sponsor, has agreed to defer the payment by the Company of an acquisition fee in connection with the investment in the Property.

The foregoing is a summary of the TIC Agreement and the Loan Agreement and is qualified in its entirety by reference to the complete text of the TIC Agreement and the Loan Agreement, which are filed as Exhibits 6.1 and 6.2, respectively, to this Current Report on Form 1-U and are incorporated by reference into this Item 1.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

By:	/s/ Jesse Prince
Name: Jesse Prince
Title: Chief Executive Officer, Chief Financial
Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal
Financing Officer and Principal Accounting
Officer)

Date: June 29, 2020

Index to Exhibits

Exhibit No.	Description

6.1	Tenancy In Common Agreement made as of June 22, 2020, by and among CPI East Hampton III, LLC and other investors.

6.2	Loan Agreement made June 22, 2020, by and between Centreville Bank and CPI East Hampton III, LLC and other investors.